UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022
Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports Fourth Quarter and Full Year 2021 Results”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585), March 6, 2015 (File No. 333-202550); and August 25, 2017 (File No. 333-220158).

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2022

NOVA LTD. (Registrant) By: /s/ Dror David ————————————— Dror David Chief Financial Officer

Company Contact:
Dror David, Chief Financial Officer
Tel: +972-73-229-5760
E-mail - investors@novami.com
Nova website link - https://www.novami.com/

Investor Relations Contact:
Miri Segal MS-IR LLC
Tel: +917-607-8654
E-mail - msegal@ms-ir.com

Nova Reports Fourth Quarter and Full Year 2021 Results

Rehovot, Israel, February 24, 2022 - Nova (Nasdaq: NVMI) today announced financial results for the fourth quarter and full year 2021.

Fourth Quarter 2021 Highlights:

•	Record quarterly revenue of $121.5 million, up 59% year over year

•	GAAP net income of $22.2 million, or $0.73 per diluted share, up 55% year over year on a per-share basis

•	Non-GAAP net income of $32.8 million, or $1.08 per diluted share, up 96% year over year on a per-share basis

•	Revenues recognized from multiple customers for Nova METRION®, a newly launched materials metrology solution

•	VERAFLEX® IV selection with multiple orders by a leading global semiconductor manufacturer

•	Record software revenues, led by Nova’s advanced Nova FIT machine learning solution

Full Year 2021 Highlights:

•	Record annual revenue of $416.1 million, up 54% year over year

•	GAAP net income of $93.1 million, or $3.12 per diluted share, up 89% year over year on a per-share basis

•	Non-GAAP net income of $114.7 million, or $3.85 per diluted share, up 87% year over year on a per-share basis

GAAP Results ($K)
	Q4 2021	Q3 2021	Q4 2020	FY 2021	FY 2020
Revenues	$121,521	$112,713	$76,303	$416,113	$269,396
Net Income	$22,226	$30,335	$13,657	$93,101	$47,907
Earnings per Diluted Share	$0.73	$1.02	$0.47	$3.12	$1.65

Non-GAAP Results ($K)
	Q4 2021	Q3 2021	Q4 2020	FY 2021	FY 2020
Net Income	$32,752	$34,546	$15,872	$114,669	$59,638
Earnings per Diluted Share	$1.08	$1.16	$0.55	$3.85	$2.06

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements that are part of this release. See also "Use of Non-GAAP Adjusted Financial Measures" section.

Management Comments

"We are very pleased with Nova’s strong results for the fourth quarter, which conclude another record year with significant growth in both our product and service revenue. Against the backdrop of the continuous pandemic and its influence on the supply chain, Nova succeeded in outperforming the market, demonstrating the agility and efficiency of its operational model,” commented Eitan Oppenhaim, President and Chief Executive Officer. “Our solid annual results underscore the competitive advantages and differentiated value in the marketplace. In addition to our growing organic engines, Nova expanded its offering this quarter with new advanced chemical metrology capabilities as part of the acquisition of ancosys, a leading German metrology supplier. This strategic transaction extends Nova’s available markets and positions Nova for another growth year in 2022.”

2022 First Quarter Financial Outlook

Management provided an outlook for the first quarter, the period ending March 31, 2022. Based on current estimates, management expects:

•	$122 million to $132 million in revenue

•	$0.78 to $0.96 in diluted GAAP EPS

•	$0.96 to $1.14 in diluted non-GAAP EPS

2021 Fourth Quarter Results

Total revenues for the fourth quarter of 2021 were $121.5 million, an increase of 8% compared with the third quarter of 2021 and an increase of 59% compared with the fourth quarter of 2020.

Gross margin in the fourth quarter of 2021 was 56%, compared with 58% in the third quarter of 2021 and 55% in the fourth quarter of 2020.

Operating expenses in the fourth quarter of 2021 were $38.4 million, compared with $29.7 million in the third quarter of 2021 and $25.5 million in the fourth quarter of 2020.

On a GAAP basis, the Company reported net income of $22.2 million, or $0.73 per diluted share, in the fourth quarter of 2021. This is compared with net income of $30.3 million, or $1.02 per diluted share, in the third quarter of 2021, and net income of $13.7 million, or $0.47 per diluted share, in the fourth quarter of 2020.

On a non-GAAP basis, the Company reported net income of $32.8 million, or $1.08 per diluted share, in the fourth quarter of 2021. This is compared with net income of $34.5 million, or $1.16 per diluted share, in the third quarter of 2021, and net income of $15.9 million, or $0.55 per diluted share, in the fourth quarter of 2020.

2021 Full Year Results

Total revenues for 2021 were $416.1 million, an increase of 54% compared to total revenues of $269.4 million for 2020.

Gross margin in 2021 was 57%, same as 2020.

Operating expenses in 2021 were $125 million, compared with operating expenses of $97.4 million in 2020.

On a GAAP basis, the Company reported net income of $93.1 million, or $3.12 per diluted share, in 2021. This is compared with a net income of $47.9 million, or $1.65 per diluted share, in 2020.

On a non-GAAP basis, the Company reported net income of $114.7 million, or $3.85 per diluted share, in 2021. This is compared with net income of $59.6 million, or $2.06 per diluted share, in 2020.

Conference Call Information

Nova will host a conference call today, February 24, 2022, at 8:30 a.m. Eastern Time, to discuss the financial results and outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. TOLL-FREE Dial-in Number: 1-855-327-6837
ISRAEL TOLL-FREE Dial-in Number: 1-809-458-327
INTERNATIONAL Dial-in Number: 1-631-891-4304

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
3:30 p.m. Israel Time

The conference call will also be webcast live from a Link on Nova's website at https://www.novami.com/investors/events/.

A replay of the conference call will be available from February 24, 2022, at 11:30 a.m. Eastern Time to March 3, 2022, at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in TOLL-FREE: 1-844-512-2921
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-6671
Replay Pin Number: 10017625

A replay will also be available for 90 days on Nova's website at https://www.novami.com/investors/events/.

About Nova

Nova is a leading innovator and key provider of material, optical and chemical metrology solutions for advanced process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova’s unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information may be found at Nova’s website link - https://www.novami.com/.

Nova is traded on Nasdaq & TASE, Nasdaq ticker symbol NVMI.

Use of Non-GAAP Adjusted Financial Measures

This press release provides financial measures that exclude amortization of acquired intangible assets, stock-based compensation expenses, acquisition related expenses, expense related to a transaction made by a financial institution without Company authorization, revaluation of operating lease liabilities, amortization of debt discount and issuance costs, tax effect of non-GAAP adjustment and taxes attributed to one-time elective tax settlement, as applicable, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhance management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allow greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: catastrophic events such as the outbreak of COVID-19; increased information technology security threats and sophisticated computer crime; foreign political and economic risks; changes in U.S. trade policies; inability to protect intellectual property; open source technology exposure; failure to compete effectively or to respond to the rapid technological changes; consolidation in our industry; difficulty to predict the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty to  integrate current or future acquisitions; lengthy sales cycle and customer delays in orders; political, economic, and military instability in Israel; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission on March 1, 2021. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of December 31,
	2021	2020
ASSETS
Current assets
Cash and cash equivalents	126,698	232,304
Short-term interest-bearing bank deposits	221,897	191,567
Marketable securities	61,568	-
Trade accounts receivable, net	68,446	63,314
Inventories	78,665	61,734
Other current assets	9,242	9,782
Total current assets	566,516	558,701
Non-current assets
Marketable securities	137,415	-
Interest-bearing bank deposits	3,672	2,547
Restricted interest-bearing bank deposits	1,600	1,476
Deferred tax assets	6,161	2,869
Severance pay funds	1,327	1,281
Operating lease right-of-use assets	30,627	29,109
Property and equipment, net	34,460	34,168
Intangible assets, net	2,601	5,059
Goodwill	20,114	20,114
Other long-term assets	661	462
Total non-current assets	238,638	97,085
Total assets	805,154	655,786
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Convertible senior notes, net	183,037	-
Trade accounts payable	36,218	24,096
Deferred revenues	15,338	4,717
Operating lease current liabilities	4,452	3,703
Other current liabilities	48,885	28,418
Total current liabilities	287,930	60,934
Non-current liabilities
Convertible senior notes, net	-	178,808
Accrued severance pay	3,686	3,719
Operating lease long-term liabilities	33,450	31,905
Other long-term liabilities	6,334	8,882
Total non-current liabilities	43,470	223,314
Shareholders' equity	473,754	371,538
Total liabilities and shareholders' equity	805,154	655,786

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020
Revenues:
Products	99,898	61,741	337,026	209,320
Services	21,623	14,562	79,087	60,076
Total revenues	121,521	76,303	416,113	269,396
Cost of revenues	53,272	33,980	178,752	116,473
Gross profit	68,249	42,323	237,361	152,923
Operating expenses:
Research and development, net	20,140	15,753	65,857	53,015
Sales and marketing	11,219	8,089	39,336	29,321
General and administrative	6,262	1,009	17,324	12,514
Amortization of intangible assets	735	626	2,458	2,503
Total operating expenses	38,356	25,477	124,975	97,353
Operating income	29,893	16,846	112,386	55,570
Financing income (expense), net	(1,518)	(1,335)	(3,133)	926
Income before taxes on income	28,375	15,511	109,253	56,496
Income tax expenses	6,149	1,854	16,152	8,589
Net income for the period	22,226	13,657	93,101	47,907

Earnings per share:
Basic	0.78	0.49	3.28	1.71
Diluted	0.73	0.47	3.12	1.65

Shares used in calculation of earnings per share (in thousands):
Basic	28,539	28,146	28,372	28,097
Diluted	30,285	28,999	29,816	28,950

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020
Cash flows from operating activities:
Net income	22,226	13,657	93,101	47,907
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	1,681	1,572	6,475	5,875
Amortization of intangible assets	735	626	2,458	2,503
Amortization of premium and accretion of discount on marketable securities, net	855	-	1,708	-
Amortization of debt discount and issuance costs	1,075	868	4,229	868
Share-based compensation	3,496	2,231	10,488	6,949
Net effect of exchange rate fluctuation	(694)	(1,187)	(745)	(1,584)
Changes in assets and liabilities:
Trade accounts receivables, net	(3,816)	(22,217)	(5,132)	(11,711)
Inventories	(5,964)	(1,219)	(18,457)	(16,271)
Other current and long-term assets	1,076	1,655	192	6,878
Deferred tax assets, net	(741)	535	(2,989)	(193)
Operating lease right-of-use assets	489	395	1,680	1,351
Trade accounts payables	6,799	1,228	11,697	3,255
Deferred revenues	(16,572)	926	10,621	2,461
Operating lease liabilities	164	1,346	(904)	91
Other current and long-term liabilities	9,587	5,898	17,919	11,520
Accrued severance pay, net	(133)	162	(79)	354
Net cash provided by operating activities	20,263	6,476	132,262	60,253
Cash flows from investment activities:
Change in short-term and long-term interest-bearing bank deposits	37,223	10,125	(31,456)	(36,016)
Investment in marketable securities	(6,364)	-	(215,091)	-
Proceed from maturities of marketable securities	5,141	-	12,862	-
Purchase of property and equipment	(2,250)	(1,570)	(4,816)	(6,443)
Net cash provided by (used in) investing activities	33,750	8,555	(238,501)	(42,459)
Cash flows from financing activities:
Proceeds from the issuance of convertible senior notes, net of issuance costs	-	193,588	-	193,588
Purchases of treasury shares	-	(10,000)	-	(12,549)
Proceeds from exercise of options	-	-	11	367
Net cash provided by financing activities	-	183,588	11	181,406
Effect of exchange rate fluctuations on cash and cash equivalents	558	972	622	1,356
Increase (decrease) in cash and cash equivalents	54,571	199,591	(105,606)	200,556
Cash and cash equivalents - beginning of period	72,127	32,713	232,304	31,748
Cash and cash equivalents - end of period	126,698	232,304	126,698	232,304

NOVA LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	December 31, 2021	September 30, 2021	December 31, 2020
GAAP gross profit	68,249	65,238	42,323
Stock-based compensation*	803	557	415
Non-GAAP gross profit	69,052	65,795	42,738
GAAP gross margin as a percentage of revenues	56%	58%	55%
Non-GAAP gross margin as a percentage of revenues	57%	58%	56%

GAAP operating income	29,893	35,526	16,846
Stock-based compensation*	3,496	2,642	2,231
Acquisition related expenses	999	-	-
Amortization of acquired intangible assets	735	574	626
Income related to a transaction made by a financial institution without Company authorization	-	-	(2,850)
Non-GAAP operating income	35,123	38,742	16,853
GAAP operating margin as a percentage of revenues	25%	32%	22%
Non-GAAP operating margin as a percentage of revenues	29%	34%	22%

GAAP net income	22,226	30,335	13,657
Stock-based compensation*	3,496	2,642	2,231
Acquisition related expenses	999	-	-
Amortization of acquired intangible assets	735	574	626
Amortization of debt discount and issuance costs	1,075	1,069	868
Income related to a transaction made by a financial institution without Company authorization	-	-	(2,850)
Revaluation of operating lease liabilities	907	217	1,364
Tax effect of non-GAAP adjustments	(402)	(291)	(24)
Taxes attributed to one-time elective tax settlement	3,716	-	-
Non-GAAP net income	32,752	34,546	15,872

GAAP basic earnings per share	0.78	1.07	0.49
Non-GAAP basic earnings per share	1.15	1.22	0.56

GAAP diluted earnings per share	0.73	1.02	0.47
Non-GAAP diluted earnings per share	1.08	1.16	0.55

Shares used for calculation of earnings per share (in thousands):
Basic	28,539	28,429	28,146
Diluted	30,285	29,858	28,999

* Stock-based compensation for the three months ended December 31, 2021, included in – Cost of revenues - 803; Research and development, net – 1,315; Sales and marketing – 717; General and administrative  – 661

NOVA LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Year ended December 31,
	2021	2020
GAAP gross profit	237,361	152,923
Stock-based compensation*	2,160	1,364
Non-GAAP gross profit	239,521	154,287
GAAP gross margin as a percentage of revenues	57%	57%
Non-GAAP gross margin as a percentage of revenues	58%	57%

GAAP operating income	112,386	55,570
Stock-based compensation*	10,488	6,949
Acquisition related expenses	999	-
Amortization of acquired intangible assets	2,458	2,503
Expense related to a transaction made by a financial institution without Company authorization	-	150
Non-GAAP operating income	126,331	65,172
GAAP operating margin as a percentage of revenues	27%	21%
Non-GAAP operating margin as a percentage of revenues	30%	24%

GAAP net income	93,101	47,907
Stock-based compensation*	10,488	6,949
Acquisition related expenses	999	-
Amortization of acquired intangible assets	2,458	2,503
Amortization of debt discount and issuance costs	4,229	868
Expense related to a transaction made by a financial institution without Company authorization	-	150
Revaluation of operating lease liabilities	818	2,053
Tax effect of non-GAAP adjustments	(1,140)	(792)
Taxes attributed to one-time elective tax settlement	3,716	-
Non-GAAP net income	114,669	59,638

GAAP basic earnings per share	3.28	1.71
Non-GAAP basic earnings per share	4.04	2.12

GAAP diluted earnings per share	3.12	1.65
Non-GAAP diluted earnings per share	3.85	2.06

Shares used for calculation of earnings per share (in thousands):
Basic	28,372	28,097
Diluted	29,816	28,950

* Stock-based compensation for the year ended December 31, 2021, included in – Cost of revenues - 2,160; Research and development, net – 3,994; Sales and marketing – 2,221; General and administrative  – 2,113

NOVA LTD.
SUPPLEMENTAL INFORMATION - RECONCILIATION OF FIRST QUARTER 2022
GAAP TO NON-GAAP GUIDANCE
(Unaudited)

	Low	High
Estimated GAAP net income per diluted share	0.78	0.96
Estimated non-GAAP items:
Stock-based compensation	0.12	0.12
Acquisition related expenses	0.02	0.02
Amortization of acquired intangible assets	0.06	0.06
Amortization of issuance costs	0.01	0.01
Tax effect of non-GAAP adjustments	(0.03)	(0.03)
Estimated non-GAAP net income per diluted share	0.96	1.14